Exhibit (a)(11)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN BELGIUM

OPTION TERM

In order to avail of favorable tax rates, the New Option Grant will have a maximum term of five (5) years.

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Belgium. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option Grant.

Taxation of Returned Options. Any options previously granted to you on or after January 1, 1999 were taxable at grant. If you return such options for exchange, it is unlikely that you will be able to recover any taxes previously paid with respect to the grant of such options.

New Option Grant. You will recognize taxable income when the New Option Grant is offered to you (unless you reject your New Option Grant within 60 days of the offer) in an amount up to 20% of the value of the underlying shares on the date of the offer. If you declare in writing to the Corporation that you will not exercise your New Option Grant prior to the end of the third calendar year after the year in which your New Option Grant is issued (i.e. you will not exercise before January 1, 2007), you will recognize taxable income in an amount equal to 7.5% of the value of the underlying shares on the date of the offer.

Exercise of New Option Grant/Sale of Shares. You will not recognize further taxation upon exercise of the option or sale of the underlying shares.